December 21, 2011

Ms. Lyn Shenk
Branch Chief
Division of Corporation Finance
U.S. Securities Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Ryanair Holdings plc
Annual Report on Form 20-F for the year ended March 31, 2011
Filed July 25, 2011
File No. 000-29304

Dear Ms. Shenk:

Ryanair Holdings plc (‘Ryanair’ or ‘the Company’) refers to the Staff's comment letter dated December 16, 2011, on the above referenced annual report on Form 20-F for the year ended March 31, 2011.

Set forth below are the responses of the Company to the Staff’s comments.  For your convenience, your comments are repeated below prior to the Company’s response.

Form 20-F for the fiscal year ended March 31, 2011

Item 5. Operating and Financial Review and Prospects
Liquidity and Capital Resources, Contractual Obligations, page 55

1
As the contractual obligation table is aimed at increasing transparency of cash flow, we believe that registrants should include scheduled interest payments in the table.  To the extent that interest rates are variable and unknown, you may use judgment to determine whether or not to include estimates of future interest payments.  In determining an appropriate methodology to estimate interest payments, you may also apply the currently applicable interest rate to determine the value of future payments.  In the event that estimated interest payments are excluded, please supplement the table with additional information that is material to an understanding of the company’s cash requirements.

Response:

In response to the Staff’s comment, we acknowledge that the contractual obligations table on page 55 does not include estimated future interest payments on our long-term debt, finance lease obligations and purchase obligations.  However, footnote (a) to the contractual obligations table provides a cross reference to Note 11 to the consolidated financial statements, within which, Note 11 (c) “maturity and interest rate risk profile of financial assets and financial liabilities”, includes a table, on page F-33, which sets out the contractual undiscounted cash flow amounts and maturities (€3,985.4 million) of the Company’s financial liabilities, including estimated future interest payments on long-term debt and finance leases. This table includes the fixed and floating interest rates used to estimate future interest payments on long term debt and finance leases, of 3.67% and 1.86%, respectively.

We advise the Staff supplementally that, assuming all future purchase obligations are financed with floating rate, amortising, debt, applying an estimated interest rate of 1.86% p.a., consistent with the floating rate of interest at March 31, 2011, as included in Note 11 (c), the estimated interest payments on such debt would be as follows:

Contractual Obligations	Total €’m	Less than 1 year €’m	1-2 years €’m	2-5 years €’m	After 5 years €’m
Estimated Interest on Purchase Obligations	148.2	14.2	21.6	53.9	58.5

We will comply with the Staff’s comment by including in the contractual obligations table in our next Form 20-F and future filings, the disclosure that is currently provided in Note 11 (c) to the consolidated financial statements in respect of the contractual undiscounted cash flow amounts and maturities of our long-term debt and finance lease obligations and an estimate of interest payments on our purchase obligations.

Item 9.  The Offer and Listing, page 68

2	Please revise to disclose whether the 2009 and 2010 quarterly high and low prices are for the calendar or fiscal quarters.

Response:

We advise the Staff that the reported 2009 and 2010 quarterly high and low closing share prices are for the calendar quarters.  We confirm that future filings will clarify this point.

Note 21. Pensions, page F-44

3
We note that the future salary increase assumption for the Irish and UK plans for 2011 is 2.0% per the table.  However, footnote (a) to the table states that future salary increases assumed to be 1.5% until 2012 and 2.00% thereafter in line with the company’s expected policy.  Please clarify and advise, accordingly.

Response:

In response to the Staffs comment, we advise that the future salary increases are, as per footnote (a) to the table in Note 21, assumed to be 1.50% until 31 March 2012 and 2.00% thereafter.  This is in line with actual, average, pay increases awarded in fiscal 2012 and management’s current expectations for the near-to medium-term.

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In connection with responding to the Staff’s comments, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings.  The Company further acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings.  Finally, the Company acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to discuss with you any further questions the Staff may have or provide any additional information the Staff may need.

Yours sincerely,

Howard Millar
Chief Financial Officer

Copy: Ms. Theresa Messinese